January 14, 2010

Ms. Cindy Rose

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: William Blair Ready Reserves Fund (the “Fund”) – Form NSAR

Dear Ms. Rose,

This letter is in response to your request to Vedder Price P.C., counsel to the Fund, for additional information relating to the disclosure of the Fund’s mark-to-market net asset value in the Fund’s Forms NSAR for the periods ended December 31, 2007, June 30, 2008, December 31, 2008 and June 30, 2009. In each case, the response to question 74.W. reflected that the Fund’s mark-to-market net asset value was $1.0000. Upon further review, the Fund’s correct mark-to-market net asset value was as follows:

Date	Mark-to-Market Net Asset Value
December 31, 2007	$0.9999
June 30, 2008	$0.9994
December 31, 2008	$0.9999
June 30, 2009	$1.0002

Corrected Forms NSAR have now been filed for the periods listed above reflecting the correct mark-to-market net asset value. In addition, steps have been taken to ensure that the correct information is included in future Forms NSAR.

If you have any questions please do not hesitate to contact me at (312)364-8720.

Sincerely,

/s/ Walter R. Randall, Jr.
Walter R. Randall, Jr.
Chief Compliance Officer – William Blair Funds

Cc:	Colette Garavalia
John Marten
Maureen Miller